August 21, 2006

George J. Carter
President
FSP Galleria North Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880-6210

Re: FSP Galleria North Corp.
Amendment No. 3 to Form 10
Filed on August 10, 2006
File No. 0-51940

Dear Mr. Carter:

        We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Liquidity and Capital Resources, page 15

1.   We note your response and amendment to our prior comment number 1. We reissue our prior comment that in your liquidity discussion, please include how you have funded distributions considering your shortfall and how you plan to fund these distributions in the future. Please provide similar disclosure in all of your future filings.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kelly McCusker, Accountant, at (202) 551-3433 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.

Sincerely,

Owen Pinkerton
Senior Counsel

cc: James Burke, Esq. (*via facsimile*)